Exhibit 99.1

Paris, August 28, 2006

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,453,296 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares on August 14, 2006

on the Eurolist d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
August 14, 2006	3,471	8,4388	29,291.07
Total	3,471	8,4388	29,291.07
(1)	including shares purchased through derivative financial instrument

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com